AEM SPA

[redacted]

07027315

SEP 2 4 2007

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SLS/SES/216/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

September 20, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the next ordinary and extraordinary assembly.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Maria Angela Nardone
Company Secretary

Encl.

dw 10/17

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale Sociale € 936.024.648 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

Cod. 5968117 - 6/2003

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY AND EXTRAORDINARY

ASSEMBLY

The shareholders are hereby convoked for the ordinary and extraordinary assembly, which will be held at "Casa dell'Energia AEM", piazza Po n. 3, Milan, on 22nd October 2007, at 9 a.m., for the first convocation and, if necessary, for the second convocation on 23rd October 2007, at the same time and place, to discuss and resolve the following

AGENDA

Ordinary part

1. Information statement to the shareholders about performance and programmes of Aem S.p.A., pursuant to art. 12, paragraph 2, of the Company's by-laws.

Extraordinary part

1 Examination and approval of the merger plan by incorporation of AMSA - AZIENDA MILANESE SERVIZI AMBIENTALI - S.p.A. (the Company's name will be AMSA Holding S.p.A., "AMSA") in Aem S.p.A. pursuant to articles 2501 and following of the Civil

Code (the "Merger AEM/AMSA"); related and ensuing resolutions to be adopted, among which:

1.1 examination and approval of the share capital increase of Aem S.p.A. for the sum of Euro 50,494,605.20 with the issue of n. 97,105,010 of Aem S.p.A. new ordinary shares with a par value of Euro 0.52 each, to be exclusively reserved on a share swap ratio basis for the AEM/AMSA merger, with the exclusion of any existing pre-emptive rights of Aem S.p.A. shareholders;

1.2 examination and approval of the adjustment of the Company's by-laws of Aem S.p.A. following the Merger AEM/AMSA, as illustrated in the merger project;

2 examination and approval of the merger plan by incorporation of ASM Brescia S.p.A. in Aem S.p.A. pursuant to articles 2501 and following of the Civil Code (the "Merger AEM/ASM"); related and ensuing resolutions to be adopted, among which:

2.1 examination and approval of the share capital increase of Aem S.p.A., separately, for the maximum sum of Euro 642,591,490.84 with the issue of a maximum of n. 1.235.752.867 Aem S.p.A. new ordinary shares with a par value of Euro 0.52 each (according to the number of own shares held by ASM Brescia S.p.A. at the effective date of the Merger AEM/ASM which will be cancelled and not swapped), to be exclusively reserved on a share swap ratio

basis for the AEM/AMSA merger, with the exclusion of any existing pre-emptive rights of Aem S.p.A. Shareholders;

2.2 examination and approval of the text of the new Company's by-laws of Aem S.p.A. subsequent to the Merger AEM/ASM, as illustrated in the merger plan. Such by-laws will involve the adoption of a two-tier administration and control system.

Pursuant to article 14 of the by-laws Aem S.p.A shareholders which have deposited at the Company their communication from the broker in accordance to article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the assembly in question, shall have the right to attend the assembly. Copy of the above mentioned communication is made available to shareholders by the brokers in compliance with article 34-*bis* of the Regulations with regard to markets adopted with Consob Deliberation n. 11768/1998 and subsequent modifications.

Each shareholder can be represented as foreseen by the law in force.

With regard to the ordinary part, for fifteen days prior to the meeting the Half-year results at 30th June 2007, together with the report containing the Statutory Auditor's opinion and eventual observations made by the Board of Auditors, will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it .

As regards the extraordinary part, the plans of the Merger AEM/AMSA and of the Merger AEM/ASM were deposited at the registered office of Aem S.p.A. on 29th June 2007 and will be deposited at Borsa Italiana S.p.A. in the 30 days prior to the assembly.

During the same period of 30 days, pursuant to the law and regulation, the following documentation will also be deposited at the registered office of Aem S.p.A. and at Borsa Italiana S.p.A. :

- the Board of Directors' reports of Aem S.p.A., AMSA and ASM Brescia S.p.A. on the Merger AEM/AMSA and on the Merger AEM/ASM pursuant to article 2501-*quinquies* of the Civil Code;
- the experts' reports on the Merger AEM/AMSA and on the Merger AEM/ASM pursuant to article 2501-*sexies* of the Civil Code;
- the annual reports and accounts at 31st December 2006 of Aem S.p.A., AMSA and ASM Brescia S.p.A., as pre-merger financial situation pursuant to article 2501-*quater* of the Civil Code;
- the annual reports and accounts for the last three accounting periods of Aem S.p.A., AMSA and ASM Brescia S.p.A., including the directors' and auditors' reports.

Ten days prior to the meeting the Information Prospectus ("Documento Informativo") provided for by article 70 of the Share Issuers' Regulation, adopted by Consob Resolution no. 11971/1999, including subsequent amendments and additions, will be made available to shareholders and members of the public at the registered offices of Aem S.p.A and Borsa Italiana S.p.A.

The shareholders have the right to obtain copy of the above mentioned documentation, which will be made available also on website www.aem.it.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli

END